3628

FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

07024754

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

May 24, 2007

SEC MAIL PROCESSING
RECEIVED
MAY 30 2007
WASH. D.C. 160 SECTION

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

SUPPL

Dear Sir or Madam:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
JUN 29 2007
THOMSON
FINANCIAL

B

dlw 6/26

45825963.1

FILE NO. 82-5077

FJH

Ad-hoc-release

FJH: Successful first-quarter start

Turnover 14.7 million Euro, strong licence and maintenance business

Positive EBIT of 1.4 million Euro, cost structure successfully adapted

Pleasing development of order position

Munich, 23 May 2007 – FJH AG (ISIN DE0005130108), the software and consulting specialist for insurance companies and financial service providers, has published its unaudited financial statements for the first quarter of 2007.

Turnover rose 16% on the first quarter of the preceding year, from 12.7 million Euro to 14.7 million Euro. Major drivers included a higher proportion of licence and maintenance business and larger migration projects. In addition to winning new key strategic customers for our core products, the development of incoming orders was also particularly pleasing.

The growth in turnover and adjustments to the cost base helped the FJH Group record a positive result once again. The earnings before interest and taxes (EBIT) for the period under review (1.4 million Euro) and also the result after taxes (1.0 million Euro) confirmed our restored earnings potential. This is especially reflected in our annualised turnover per employee, which rose 16% from 107 thousand Euro in the same quarter of the preceding year to 124 thousand Euro. During the first quarter of the preceding year EBIT was still negative at –0.4 million Euro, as was the result after taxes at –0.6 million Euro.

As a result of Business development, trade receivables rose by 1.1 million Euro in the first three months of the year. There was a 1.4 million Euro reduction in liabilities and accruals, largely as a follow-on effect of the efficiency programme implemented in 2006. Consequently, the cash flow from operating activities for the first quarter of 2007 amounted to –0.6 million Euro. In terms of financing, a second tranche of 3 million Euro was agreed under the sale & license-back agreement for the FJA Life Factory ® standard software. At the end of the quarter, therefore, cash and cash equivalents rose to 17.6 million Euro, of which an amount of 13.1 million Euro is freely available.

FJH

Having successfully adapted the cost structure and returned to a stable financial position, 2007 will focus on actively working to ensure sustained growth for our company. In this connection, expanding the FJH Insurance Platform will form an important part of our corporate strategy. This platform will help the FJH Group secure unique international positioning characteristics, providing additional momentum to drive future growth. With particularly promising progress currently being made in the USA, we will also focus on strengthening our international business.

We continue to stand by our forecast of moderate growth with turnover of between 58 million Euro and 62 million Euro for 2007. Due to medium-term cost/benefit considerations, we will not work towards early termination of an existing sale and lease-back agreement for the FJA Zulagenverwaltung ® subsidy management system; this will expire on schedule in the first quarter of 2008. Consequently, forecast EBIT for 2007 will be narrowed by this effect. The Executive Board forecasts an EBIT margin of between 8 and 10% of turnover.

We expect the preparations made in 2007 will permit a return to higher growth rates in turnover from 2008 on. Long-term, the cost base will be relieved of the burden from the sale & lease-back agreement. This effect alone allows us to assume a further rise in the EBIT margin. The cash flow from operating activities is expected to show similarly pleasing development, whereas we expect also a positive cash flow from operating activities for the whole of the 2007 fiscal year.

FJH AG
Dorothea Kurtz
Elsenheimerstraße 65
80687 München
Telefon: +49 (0) 89 769 01 7002
Fax: +49 (0) 89 769 01 606
E-Mail: dorothea.kurtz@fjh.com
Internet: www.fjh.com

Munich, 23 May 2007

END